EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

March 26, 2012	No. 12-01

Avalon Announces New Senior Management Appointment
and Provides Update on Nechalacho Feasibility Study

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL) (“Avalon” or the “Company”) is pleased to provide an update on progress on the Nechalacho rare earth elements feasibility study, Thor Lake, NWT, and to announce the appointment of Mr. Tim Butler as Vice President, Human Resources.

NECHALACHO FEASIBILITY STUDY UPDATE

Work on the Feasibility Study (“FS”) on the Nechalacho rare earth elements project, being carried out by SNC-Lavalin, is progressing steadily and remains on target for completion at the end of 2012. Project permitting is also now proceeding on schedule and it is anticipated that the necessary permits will be in place to allow construction activities to begin in mid-2013. Negotiations toward reaching formal accommodation agreements with local Aboriginal groups are nearing completion.

The 40 tonne full scale pilot plant trial on Basal Zone ore was completed in February at SGS Minerals, Lakefield, Ontario. While final reports are pending, the two main objectives of the pilot plant were achieved. The primary objective was to produce a concentrate for the hydrometallurgical pilot plant and six tonnes of concentrate were successfully produced.

The second objective was to confirm previous flotation testwork results and identify opportunities for process optimization. Initial results indicate that the recoveries achieved were consistent with those achieved previously at the bench-scale, except for one sub-sample from the lowermost part of the Basal Zone where, as expected, observed textural differences in the ore resulted in reduced recoveries. Further work on the process flowsheet is required to optimize the recoveries from this material. The pilot plant trial also identified opportunities to simplify the reagent scheme and reduce costs.

A follow up flotation pilot plant trial on a two to three tonne sample has been scheduled for May 2012, with the objective of finalizing plant design parameters for the FS.

The results of the SNC-Lavalin prefeasibility study for the proposed separation plant are expected to be available in April 2012. The separation plant site selection process is also progressing.

The Mineral Resource update to incorporate all the 2011 Nechalacho drilling data is being carried out by Roscoe Postle Associates, Toronto, ON, and is also expected to be finalized in April 2012.

VICE PRESIDENT, HUMAN RESOURCES

Mr. Tim Butler has joined the Company as Vice-President, Human Resources to lead the resourcing requirements to advance the Nechalacho project through development, construction and operations. Mr. Butler is a senior human resources practitioner and has worked with some of the world's largest resource companies with international experience in Canada, USA, Australia and South America.

Mr. Butler was most recently the Vice President, Human Resources - Business Unit Operations with the Mosaic Company, the world's leading producer and marketer of concentrated phosphate and potash, where he provided executive oversight for the delivery and execution of all strategic HR initiatives within Operations.

Prior to Mosaic, Mr. Butler worked for the Iron Ore Company of Canada and for BHP Billiton where he was instrumental in staffing the Ekati operation in the Northwest Territories, Canada's first diamond mine. At Ekati, he negotiated and administered impact and benefits agreements with aboriginal organizations and governments, and established training and development plans to support a culture of excellence and safe performance at this world-class operation.

Mr. Butler has been the Employer representative on the Board of Directors of NWT and Nunavut Workers' Compensation Board serving also as Chairman of the Policy Committee and member of the Executive Committee. He holds Bachelor of Arts in Economics and Bachelor of Commerce degrees. He also has a Graduate Certificate in Human Resources from Royal Roads University.

Commenting on today’s announcement, Don Bubar, President and CEO said, “We are pleased to add a professional of Tim’s caliber to our management team. His prior experience in the Northwest Territories will be invaluable to Avalon as Tim thoroughly understands, and has worked through, the challenges in recruiting the required talent for a remote northern operation.”

About Avalon Rare Metals Inc. (TSX and NYSE Amex: AVL)
Avalon Rare Metals Inc. is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,186,986. Cash resources: approximately $54 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements.  Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made.  Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes.  Accordingly, readers should not place undue reliance on forward-looking statements.  Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.